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04004275

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

RECEIVED FEB 27 2004
PROCESSING SECTION 158 WASH. D.C.

SEC FILE NUMBER
8-48080

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2003** (MM/DD/YY) AND ENDING **12/31/2003** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Raike Financial Group, Inc.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

275 Parkway 75
Suite 100
(No. and Street)

Woodstock	**Georgia**	**30188**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William J. Raike, III **(770) 516-6996**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Porter Keadle Moore, LLP
(Name – *if individual, state last, first, middle name*)

235 Peachtree Street, NE

Suite 1800	**Atlanta**	**Georgia**	**30303**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) *Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.*

3/15

OATH OR AFFIRMATION

I, William J. Raike, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Raike Financial Group, Inc., as of **December 31**, 20**03**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

Melissa L. Whitley
Notary Public
Cherokee County, Georgia
My Commission Expires May 24, 2007

This report** contains (Check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) State of Income (Loss).
- ☐ (d) State of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RAIKE FINANCIAL GROUP, INC.

Financial Statements

and Supplemental Schedule

December 31, 2003 and 2002

(with Independent Accountants' Report thereon)

Porter Keadle Moore, LLP

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Shareholders
Raike Financial Group, Inc.:

We have audited the accompanying balance sheets of Raike Financial Group, Inc. (the "Company") as of December 31, 2003 and 2002, and the related statements of operations, shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Raike Financial Group, Inc. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplemental Schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

PORTER KEADLE MOORE, LLP

Atlanta, Georgia
January 28, 2004

Certified Public Accountants
Suite 1800 • 235 Peachtree Street NE • Atlanta, Georgia 30303 • Phone 404-588-4200 • Fax 404-588-4222 • www.pkm.com

RAIKE FINANCIAL GROUP, INC.

Balance Sheets

December 31, 2003 and 2002

	2003	2002
Assets		
Cash and cash equivalents	$ 523,627	588,557
Certificates of deposit	145,188	141,370
Clearing deposit	125,000	135,000
Marketable investment securities, at market value	-	24,000
Furniture, fixtures, and equipment, at cost, net of accumulated depreciation of $63,648 and $54,374, respectively	21,395	15,472
Commissions receivable	621,220	370,576
Other assets	48,220	40,927
	$ 1,484,650	1,315,902
Liabilities and Shareholders' Equity		
Liabilities:		
Accounts payable	$ 82,751	96,799
Commissions payable	479,934	314,175
Advance from shareholder	4,979	-
Preferred dividends payable	25,549	13,620
Trading margin	-	24,000
Other liabilities	73,161	25,300
Total liabilities	666,374	473,894
Commitments and contingencies		
Shareholders' equity:		
Series A preferred stock of $.01 par value; 5,000,000 shares authorized, 73,500 and 41,500 shares issued and outstanding, respectively (liquidation value of $735,000 and $415,000, respectively)	735	415
Common stock of $.01 par value; 50,000,000 shares authorized; 17,641,775 and 17,577,252 issued in 2003 and 2002, respectively	176,418	175,773
Additional paid-in capital	3,164,358	2,833,368
Accumulated deficit	(2,448,985)	(2,093,298)
Treasury stock; 60,000 shares	(74,250)	(74,250)
Total shareholders' equity	818,276	842,008
	$ 1,484,650	1,315,902

See accompanying notes to financial statements.

RAIKE FINANCIAL GROUP, INC.

Statements of Operations

For the Years Ended December 31, 2003 and 2002

		2003	2002
Operating income:			
Commissions	$	7,292,327	4,912,750
Interest and dividends		305,268	196,676
Losses on marketable investment securities		(18,157)	(124,924)
Other fees		761,680	803,119
Total operating income		8,341,118	5,787,621
Operating expenses:			
Commissions to brokers		6,551,586	4,026,586
Clearing costs		196,545	299,179
Selling, general and administrative expenses		1,301,463	1,994,667
Settlements of arbitration matters		603,463	-
Total operating expenses		8,653,057	6,320,432
Net loss	$	(311,939)	(532,811)
Net loss per share, based on weighted average shares outstanding of 17,629,502 in 2003 and 17,434,752 in 2002	$	(.02)	(.03)

See accompanying notes to financial statements.

RAIKE FINANCIAL GROUP, INC.

Statements of Shareholders' Equity

For the Years Ended December 31, 2003 and 2002

	Preferred Stock	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Treasury Stock	Total Shareholders' Equity
Balance at December 31, 2001	$ 105	170,968	2,529,178	(1,539,742)	(74,250)	1,086,259
Proceeds from private placement stock sales	310	-	304,190	-	-	304,500
Preferred dividends	-	-	-	(20,745)	-	(20,745)
Stock options exercised	-	4,805	-	-	-	4,805
Net loss	-	-	-	(532,811)	-	(532,811)
Balance at December 31, 2002	415	175,773	2,833,368	(2,093,298)	(74,250)	842,008
Proceeds from private placement stock sales	345	-	344,655	-	-	345,000
Redemption of preferred stock	(25)	-	(24,975)	-	-	(25,000)
Preferred dividends	-	-	-	(43,748)	-	(43,748)
Stock options exercised	-	645	11,310	-	-	11,955
Net loss	-	-	-	(311,939)	-	(311,939)
Balance at December 31, 2003	$ 735	176,418	3,164,358	(2,448,985)	(74,250)	818,276

See accompanying notes to financial statements.

RAIKE FINANCIAL GROUP, INC.

Statements of Cash Flows

For the Years Ended December 31, 2003 and 2002

	2003	2002
Cash flows from operating activities:		
Net loss	$ (311,939)	(532,811)
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation	9,274	8,394
Compensation expense related to stock options issued	11,455	-
Write-off of note receivable from affiliate	-	139,434
Change in marketable investment securities	24,000	129,147
Change in commissions receivable	(250,644)	(13,040)
Change in other assets	32,707	(32,112)
Change in accounts payable	(14,048)	30,078
Change in commissions payable	165,759	5,463
Change in trading margin	(24,000)	(103,897)
Change in other liabilities	47,861	(24,700)
Net cash used by operating activities	(309,575)	(394,044)
Cash flows from investing activities:		
Purchases of furniture, fixtures and equipment	(15,197)	(3,954)
Change in certificate of deposit	(3,818)	(7,055)
Change in restricted cash	(40,000)	-
Change in clearing deposit	10,000	(10,000)
Net cash used by investing activities	(49,015)	(21,009)
Cash flows from financing activities:		
Proceeds from advances from shareholder	175,000	-
Repayment of advances from shareholder	(170,021)	-
Proceeds from exercise of stock options	500	4,805
Proceeds from private placement stock sales	345,000	304,500
Redemption of preferred stock	(25,000)	-
Cash dividends paid on preferred stock	(31,819)	(7,125)
Net cash provided by financing activities	293,660	302,180
Net change in cash	(64,930)	(112,873)
Cash at beginning of period	588,557	701,430
Cash at end of period	$ 523,627	588,557
Supplemental disclosure of cash paid for:		
Interest	$ 6,148	5,409
Supplemental disclosure of non-cash financing activities:		
Issuance of stock options	$ 11,455	-
Change in preferred dividends payable	$ 11,929	13,620

See accompanying notes to financial statements.

RAIKE FINANCIAL GROUP, INC.

Notes to Financial Statements

(1) **Description of Business and Summary of Significant Accounting Policies**

Business

Raike Financial Group, Inc. (the "Company") is a full service securities brokerage firm, which has been in business since 1995. The Company is registered as a broker-dealer with the National Association of Securities Dealers ("NASD") in 48 states and also as a municipal securities dealer with the Municipal Securities Regulation Board ("MSRB"). The Company is subject to net capital and other regulations of the U.S. Securities and Exchange Commission ("SEC"). The Company offers full service commission and fee-based money management services to individual and institutional investors. The Company maintains a custody-clearing relationship with SWS Securities, Inc.

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP") and to general practices within the broker-dealer industry. The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from these estimates.

Revenue Recognition and Commissions Receivable

Commissions represent transactions processed and net fees charged to customers per transaction for buy and sell transactions processed. Commissions are recorded on a settlement date basis, which does not differ materially from trade date basis.

Cash and Cash Equivalents

For purposes of the statements of cash flow, the Company considers all investments with an original maturity of three months or less to be a cash equivalent. As of December 31, 2003 and 2002, the Company maintained cash balances with financial institutions and brokerage companies totaling $533,816 and $564,928, respectively, that exceeded the Federal deposit insurance limits.

Marketable Investment Securities

Marketable investment securities are recorded at their market value, with the difference between cost and market reflected as unrealized gain or loss in the statement of operations. Marketable investment securities transactions of the Company are recorded on a trade date basis.

Furniture, Fixtures and Equipment

Furniture, fixtures and equipment are reported at cost less accumulated depreciation. Depreciation is computed primarily by the straight-line method over the estimated useful lives of the assets (three to seven years).

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Additionally, the recognition of future tax benefits, such as net operating loss carryforwards, is required to the extent that realization of such benefits is more likely than not. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the assets and liabilities are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income tax expense in the period that includes the enactment date.

In the event the future tax consequences of differences between the financial reporting bases and the tax bases of the Company's assets and liabilities results in deferred tax assets, an evaluation of the probability of being able to realize the future benefits indicated by such asset is required. A valuation allowance is provided for the portion of the deferred tax asset when it is more likely than not that some portion or all of the deferred tax asset will not be realized. In assessing the realizability of the deferred tax assets, management considers the scheduled reversals of deferred tax liabilities, projected future taxable income, and tax planning strategies.

(1) **Description of Business and Summary of Significant Accounting Policies, continued**

Trading Margin
Trading margin represents amounts loaned to the Company to purchase certain marketable investment securities. The trading margin is collateralized by the Company's marketable investment securities and bears interest at a floating rate.

Treasury Stock
Treasury stock is accounted for by the cost method. Subsequent reissuances are accounted for at average cost.

Net Loss Per Share
The Company is required to report loss per share on the face of the statement of operations with and without the dilutive effects of potential common stock issuances from instruments such as options, convertible securities and warrants. Additionally, the Company must reconcile the amounts used in the computation of both "basic earnings per share" and "diluted earnings per share." During the years ended December 31, 2003 and 2002, the Company had potential common stock issuances outstanding totaling 695,500 and 412,500 shares, respectively, related to stock options, preferred stock, and warrants. However, the effect of these potential common stock issuances would be antidilutive, due to the net loss for the years, and thus the effect of these potential common stock issuances have been excluded from the computation of net loss per share for each year. Presented below is a summary of earnings per share for the years ended December 31, 2003 and 2002:

Weighted average common shares outstanding		17,629,502	17,434,752
Net loss	$	(311,939)	(532,811)
Preferred stock dividend		(43,748)	(20,745)
Net loss attributable to common shareholders	$	(355,687)	(553,556)
Net loss per common share	$	(.02)	(.03)

Stock-Based Compensation
At December 31, 2002, the Company sponsors a stock-based compensation plan, which is described more fully in Note 8. The Company accounts for this plan under the recognition and measurement principles of APB Opinion No. 25, *Accounting for Stock Issued to Employees,* and related Interpretations. Stock-based employee compensation cost is reflected in net income, only to the extent that the option price is less than the market value at the grant date. Net loss and loss per share would not be different if the Company had applied the fair value recognition provisions of FASB Statement No. 123, *Accounting for Stock-Based Compensation,* to stock-based employee compensation. During 2003, the Company recognized $11,455 in compensation expense related to this plan for options granted during the year.

(2) **Related Party Transactions and Commitments**
The Company has entered into a consulting agreement with the majority shareholders of the Company. This consulting agreement calls for annual consulting fees totaling $250,000. Additionally, the majority shareholders are to receive a bonus equal to 2.5% of revenues of the Company. During 2002, this bonus totaled $144,691. During 2003, the bonus totaled $208,590, of which $86,063 was forgiven. During 2003 and 2002 the majority shareholders forgave $15,469 and $31,554, respectively, of consulting fees.

During 2003, the majority shareholder of the Company advanced the Company $175,000 in the form of a non-interest bearing advance. $170,021 of this advance was repaid during 2003 leaving an outstanding balance of $4,979 as of December 31, 2003. The advance was repaid in January 2004.

(2) **Related Party Transactions and Commitments, continued**

During 2003 and 2002, the Company received $10,500 and $173,348, respectively, from Raike Investments, LP, an affiliate through common ownership, as reimbursement for marketing expenses and bonuses paid to certain brokers.

Effective October 13, 2000, the Company signed a five-year lease for approximately 4,500 square feet of office space at a rate of $18 per square foot or $81,000 per year. The Company signed a three-year lease effective August 1, 2002 for an additional 500 square feet of office space at $18 per square foot or $9,000 per year. For both leases, the lessor is White Mountain Partners, Inc., a corporation wholly owned by the majority shareholders of the Company. During 2003, White Mountain Partners, Inc. sold the office building to an unrelated third party and the Company signed a two-year lease agreement for approximately 4,000 square feet of office space. The lease agreement between the Company and White Mountain Partners, Inc. was terminated at that time. Rent expense for the years ended December 31, 2003 and 2002 approximated $73,000 and $89,000, respectively.

Future minimum lease payments on the lease at December 31, 2003 were as follows:

Year Ending December 31,		
2004	$	54,000
2005		49,500
	$	103,500

B/D Compliance Associates, Inc., a company owned by a former director of the Company, provided regulatory consulting services during 2002. During 2002, the Company paid B/D Compliance Associates, Inc. $5,472 for consulting services.

(3) **Net Capital Requirements**

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2003, the Company had net capital of $787,635 which was $687,635 in excess of its required net capital of $100,000. The Company's net capital ratio was .85 to 1.

(4) **Marketable Investment Securities**

Marketable investment securities at December 31, 2002 consisted of equity securities. Those securities served as collateral for the Company's trading margin. As of December 31, 2003, the Company did not own any marketable investment securities.

(5) **Restricted Assets**

In August 2002, the Company lost an arbitration case and in June 2003, the arbitration order was confirmed. The Company was ordered to pay the plaintiff approximately $28,700 plus interest. The Company has appealed the decision. The Company has a certificate of deposit in the amount of $40,000 that is held in escrow pending the final outcome of the appeal. This certificate of deposit is included in other assets as of December 31, 2003.

(6) **Income Taxes**

The components of income tax expense for the years ended December 31, 2003 and 2002 are as follows:

		2003	2002
Current	$	-	-
Deferred		(119,644)	(202,468)
Change in valuation allowance		119,644	202,468
	$	-	-

(6) **Income Taxes, continued**

The difference between income tax expense (benefit) computed by applying the statutory federal income tax rate to loss before taxes for the years ended December 31, 2003 and 2002 is as follows:

	2003	2002
Pretax loss at statutory rate	$ (106,059)	(181,156)
State income tax, net of federal benefit	(12,478)	(21,312)
Other	(1,107)	-
Change in valuation allowance	119,644	202,468
	$ -	-

The following summarizes the components of deferred taxes at December 31, 2003 and 2002.

	2003	2002
Deferred income tax assets:		
Operating loss carryforwards	$ 665,752	550,461
Stock compensation expense	263,353	259,000
Accrued expenses	9,500	9,500
Total gross deferred income tax assets	938,605	818,961
Less valuation allowance	938,605	818,961
Net deferred tax asset	$ -	-

During 2003 and 2002, a valuation allowance was established for the entire amount of the net deferred tax asset, as the realization of the deferred tax asset is dependent on future taxable income.

At December 31, 2003, the Company had net operating loss carryforwards for tax purposes of approximately $1,730,000, which will expire beginning in 2015 if not previously utilized.

(7) **Selling, General and Administrative Expenses**

Components of selling, general and administrative expenses which are greater than 1% of total revenues for the years ended December 31, 2003 and 2002 are as follows:

	2003	2002
Consultant fees	$ 426,680	365,093
Customer write offs	15,978	93,192
Licenses and registrations	26,547	125,818
Rent	72,600	89,100
Compensation	320,777	376,582
Legal and professional fees	201,912	180,024
Marketing	27,866	82,499

(8) **Shareholders' Equity**

Stock Option Plan

The Company sponsors an incentive stock option plan for the benefit of certain employees in order that they might purchase Company stock at a certain price. A total of 800,000 shares of the Company's common stock are reserved for possible issuance under this plan.

(8) **Shareholders' Equity, continued**

Stock Option Plan, continued

A summary of activity in the stock option plans is presented below:

	2003		2002	
	Shares	Weighted Average Price Per Share	Shares	Weighted Average Price Per Share
Outstanding, beginning of year	50,000	$ .01	555,500	$ .01
Granted during the year	14,500	.01	-	-
Cancelled during the year	-	-	(25,000)	.01
Exercised during the year	(64,500)	.01	(480,500)	.01
Outstanding, end of year	-	-	50,000	.01

The weighted average grant date fair value of options issued in 2003 was $.79. This fair value was based on the closing price of the Company's common stock on the date the options were granted.

Perpetual Preferred Stock

During 2003 and 2002, the Company issued 34,500 and 31,000 shares, respectively, of its Series A Preferred Stock ("Preferred Stock") for $345,000 and $304,500, respectively. The Preferred Stock pays a cumulative annual dividend of $.70 per share. Each share of Preferred Stock is convertible into five shares of common stock at the option of the holder. Each share of Preferred Stock is mandatorily convertible into five shares of common stock upon the filing of public offering registration statement or a change in control (as defined). The Company may redeem the Preferred Stock by giving 30-day's notice to the preferred stockholders for a redemption price of $10.00 per share, plus unpaid dividends through the redemption date. Upon voluntary or involuntary dissolution of the Company, the preferred stockholders will receive $10.00 per share prior to the distribution of any amounts to common shareholders. The Preferred Stock has no voting rights. Also during 2003, 2,500 shares of the Company's preferred stock were redeemed.

Warrants

In connection with the issuance of the Company's Preferred Stock, the Company issued 86,250 and 77,500 Class A warrants in 2003 and 2002, respectively, and 86,250 and 77,500 Class B warrants in 2003 and 2002, respectively. The Class A warrants allow each holder to purchase one share of common stock for $2.00 and expire on January 31, 2004 and the Class B warrants allow each holder to purchase one share of common stock for $3.00 and expire on July 31, 2005.

(9) **Employee Retirement Plan**

Effective February 1, 2003, the Company established a Savings Incentive Match Plan for Employees of Small Employers (SIMPLE IRA). Employees who receive at least $5,000 of compensation for the calendar year are eligible to participate. The Company matches employee contributions dollar for dollar up to three percent of the employee's compensation. Total contributions for any employee are limited to $8,000 for 2003. During 2003, the Company contributed approximately $8,000 to the plan.

(10) **Commitments and Contingencies**

The Company has been named as respondent in several arbitrations that allege violations of securities laws and claim substantial damages. Management of the Company, after consultation with outside legal counsel, believes that the resolution of these various arbitrations will not result in material adverse effect on the Company's financial position or results of operations.

(10) Commitments and Contingencies, continued

There has been an ongoing NASD arbitration case between the Company and a group of three of its former customers that has been resolved. The Company firmly believed the case had no merits and was baseless. However, on July 1, 2003, a panel of arbitrators, through NASD Dispute Resolution, issued an award in favor of the plaintiffs in an NASD arbitration proceeding in which the Company was named as a respondent (Conkey, Potera, Van Houten v. Riccio, Gaines Berland, Inc., Bear Sterns, Inc., First American Equities, Inc., Fiserv Correspondent Services, Inc., Eisner Securities, Inc., National Financial Services, Inc., Sunpoint Securities, Inc., Raike Financial Group, Inc., and Southwest Securities, Inc. NASD No. 00-04941). The claims arose over margin trading by three customers during the market decline of 1999-2000. As the market declined, the customers defaulted and the Company was attempting to collect the unpaid margin debt. To avoid having to pay, these customers commenced an arbitration proceeding in Buffalo, New York alleging unauthorized trading, excessive transactions and unsuitability among other things. The Company denied any liability and persisted with its original claim for over $100,000 of unpaid margin debt. A three-arbitrator panel composed of local people found, after hearings, that the Company was jointly liable with another respondent. The Company settled its portion of the award in July 2003. The settlement amount is included in arbitration expenses for the year ended December 31, 2003. The Company believes this award is unjust in the extreme, arbitrary, excessive and against the weight of the evidence. The Company is barred by the terms of the settlement from seeking to vacate the award.

Effective January 1, 2004, the Company entered into an agreement with an investor relations firm, which provides that the Company reserve 50,000 shares of common stock under SEC Rule 144 as part of the fees to be paid for investor and public relations services. In addition to the shares of stock, fees of $35,000 are payable under the terms of the agreement. This agreement expires December 31, 2004.

SUPPLEMENTAL

SCHEDULE

RAIKE FINANCIAL GROUP, INC.

Supplemental Schedule

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2003

Computation of Net Capital:

Total shareholders' equity	$ 818,276
Non-allowable assets	(29,615)
Tentative net capital	788,661
Haircuts	(1,026)
Net capital	787,635
Minimum net capital	100,000
Excess net capital	$ 687,635

Aggregate Indebtedness to Net Capital Ratio:

Aggregate indebtedness	$ 666,374
Net capital	$ 787,635
Ratio	.85 to 1

Reconciliation with Company's computation of net capital (included in Part II of its FOCUS report as of December 31, 2003):

Net capital, as reported in Part II (unaudited) FOCUS report	$ 810,013
Audit adjustments, net	(22,378)
Net capital per above	$ 787,635

Porter Keadle Moore, LLP

Independent Accountants' Report on Internal Control Procedures

To the Board of Directors and Shareholders
Raike Financial Group, Inc.:

In planning and performing our audit of the financial statements and supplemental schedule of Raike Financial Group, Inc. (the "Company"), for the year ended December 31, 2003, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's ("SEC") above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Certified Public Accountants
Suite 1800 • 235 Peachtree Street NE • Atlanta, Georgia 30303 • Phone 404-588-4200 • Fax 404-588-4222 • www.pkm.com

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Porter Keadle Moore, LLP

Atlanta, Georgia
January 28, 2004